   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1995.

                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          CHIPS AND TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     77-0047943
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                                2950 ZANKER ROAD
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               JAMES F. STAFFORD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CHIPS AND TECHNOLOGIES, INC.
                                2950 ZANKER ROAD
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-0600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:


            J. HOWARD CLOWES, ESQ.                       GORDON K. DAVIDSON, ESQ.
            BRADLEY J. ROCK, ESQ.                        DENNIS R. DEBROECK, ESQ.
           REBECCA K. SCHMITT, ESQ.                        ADAM W. WEGNER, ESQ.
           WILLIAM A. RODONI, ESQ.                          TRAM T. PHI, ESQ.
        GRAY CARY WARE & FREIDENRICH,                         FENWICK & WEST
          A PROFESSIONAL CORPORATION                       TWO PALO ALTO SQUARE
             400 HAMILTON AVENUE                       PALO ALTO, CALIFORNIA 94306
         PALO ALTO, CALIFORNIA 94301


                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                       PROPOSED
                                                       PROPOSED        MAXIMUM
                                                       MAXIMUM        AGGREGATE
     TITLE OF EACH CLASS OF          AMOUNT TO BE   OFFERING PRICE  OFFERING PRICE    AMOUNT OF
  SECURITIES TO BE REGISTERED       REGISTERED (1)  PER SHARE (2)        (2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------
Common Stock ($.01 par value)      3,852,500 shares     $11.9375     $45,989,218       $15,859
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


(1) Includes 350,000 shares to be sold on behalf of a selling stockholder and 502,500 shares issuable upon exercise of an option granted by the Company to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 under the Securities Act of 1933 and based on the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq National Market on October 11, 1995.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 13, 1995
PROSPECTUS

                                3,350,000 SHARES

                                      LOGO

                                  COMMON STOCK


     Of the 3,350,000 shares of Common Stock offered hereby, 3,000,000 shares are being sold by the Company and 350,000 are being sold by a Selling Stockholder. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders." The Company's Common Stock is quoted on the Nasdaq National Market under the symbol CHPS. On October 11, 1995, the last reported sale price for the Common Stock was $11.625 per share. See "Price Range of Common Stock."

                            ------------------------

THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    PROCEEDS TO
                                PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                                 PUBLIC         DISCOUNT (1)      COMPANY (2)       STOCKHOLDER
--------------------------------------------------------------------------------------------------
Per Share.................         $                 $                 $                 $
--------------------------------------------------------------------------------------------------
Total (3).................         $                 $                 $                 $
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several underwriters.


(2) Before deducting expenses payable by the Company estimated at $275,000.



(3) The Company has granted to the Underwriters a 30-day option to purchase up to 502,500 additional shares of Common Stock solely to cover over-allotments, if any. If all shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting".


                            ------------------------

     The shares of Common Stock are offered by the Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about November   , 1995 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                          DONALDSON, LUFKIN & JENRETTE
                                 SECURITIES CORPORATION

                                                            SALOMON BROTHERS INC

November , 1995

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.


     Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended June 30, 1995, as filed with the Commission on September 22, 1995, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as filed with the Commission on October 13, 1995 and (iii) the description of the Company's Common Stock and rights associated therewith set forth in the Company's Registration Statements on Form 8-A filed with the Commission on September 22, 1986 and September 5, 1989.



     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or suspended for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or suspended, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus. Requests for such documents should be directed to Chips and Technologies, Inc., 2950 Zanker Road, San Jose, California 95134, (408) 434-0600.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."


     Unified Architecture, TechBlock and Video Cache are trademarks of the Company and the CHIPS logo and SuperState are registered trademarks of the Company. This Prospectus also contains trademarks of other companies.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and related Notes appearing elsewhere in, or incorporated by reference into, this Prospectus.


                                  THE COMPANY


     Chips and Technologies is a fabless supplier of highly integrated semiconductor and software solutions which provide graphics, video and other capabilities to portable and desktop personal computers. The Company has achieved a leadership position in graphics accelerators for portable computers by developing products which allow manufacturers to rapidly design graphics subsystems that combine increased performance and high levels of functionality. The Company provides graphics accelerators to most of the industry's leading manufacturers of portable computers. The Company also provides a family of semiconductor and related software solutions for desktop computers, including core logic, I/O controllers and graphics accelerators. In addition, the Company offers a single chip computer product for embedded and industrial control applications. The Company's customers include Acer, Apple Computer, Fujitsu, Gateway 2000, Hewlett-Packard, IBM, NEC, Siemens and Toshiba.



     All of the Company's new products are designed using its modular TechBlock(TM) design library, which the Company believes reduces product development cycle time and will enable it to offer a broader variety of products. The Company's next family of portable graphics accelerators is being designed to bring desktop levels of graphics performance and video capabilities to portable computers. This new family of products, to be introduced in fiscal 1996, will be based on a 64-bit graphics accelerator engine which provides full motion video and MPEG playback capabilities. Drawing upon its broad range of expertise in PC semiconductor technologies, the Company has also developed a proprietary system architecture called Unified Architecture(TM). The Company is developing Unified Architecture products which integrate graphics and video with core logic and I/O functions in a single product, while eliminating the need for the separate graphics memory used in existing system architectures. The Company believes these products will provide desired levels of features and functionality while allowing PC manufacturers to significantly reduce system costs, and therefore will be well suited for the high volume desktop computer market. The Company intends to introduce its first Unified Architecture product for the desktop market in calendar 1996.



     The Company provides complete hardware and software solutions, including BIOS and device driver software. The Company seeks to reduce PC manufacturers' time to market by maintaining software compatibility for each successive generation of its products. The Company relies on third party manufacturers for all of its manufacturing needs, and works closely with its foundry partners to optimize process technologies. The Company has built long-term relationships with leading foundry partners such as TSMC and Samsung. The Company is currently negotiating agreements with two foundries to secure additional foundry capacity in the future for advanced process technologies.


                                  THE OFFERING


Common Stock offered by the Company.....................   3,000,000 shares
Common Stock offered by the Selling Stockholder.........   350,000 shares
Common Stock to be outstanding after the offering.......   23,279,928 shares (1)
Use of proceeds.........................................   Deposits, loans or other
                                                           transactions to secure additional
                                                           wafer capacity; working capital and
                                                           other general corporate purposes
Nasdaq National Market symbol...........................   CHPS


---------------


(1) Based on shares outstanding as of September 30, 1995. Excludes approximately 4,021,747 shares of Common Stock issuable upon exercise of options outstanding as of September 30, 1995 with a weighted average exercise price of $7.21 per share. Also excludes 41,216 shares of Common Stock reserved for issuance upon exercise of outstanding warrants with a weighted average exercise price of $6.24 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              QUARTER ENDED
                                       -----------------------------------------------------------
                                        SEPT.        DEC.         MARCH        JUNE         SEPT.
                                         30           31,          31,          30,          30,
                                        1994         1994         1995         1995         1995
                                       -------      -------      -------      -------      -------
STATEMENT OF OPERATIONS DATA:
Net sales............................. $20,373      $23,277      $27,231      $33,850      $37,219
Income from operations................   1,200        2,500        2,283        3,765        4,552
Net income(1)......................... $ 1,256      $ 2,371      $ 2,109      $ 3,652      $ 4,428
Net income per share(1)............... $  0.07      $  0.13      $  0.11      $  0.18      $  0.20
Shares used in per share
  calculation.........................  17,020       19,967       20,290       20,614       22,168



                                                                                 QUARTER ENDED
                                             YEAR ENDED JUNE 30,                 SEPTEMBER 30,
                                      ----------------------------------      --------------------
                                        1993         1994         1995         1994         1995
                                      --------      -------     --------      -------      -------
Net sales............................ $ 97,874      $73,444     $104,731      $20,373      $37,219
Income (loss) from operations........  (52,654)      (1,077)       9,748        1,200        4,552
Net income (loss) (2)................ $(49,055)     $ 2,714     $  9,388      $ 1,256      $ 4,428
Net income (loss) per share (2)...... $  (3.13)     $  0.16     $   0.47      $  0.07      $  0.20
Shares used in per share
  calculation........................   15,650       16,623       20,182       17,020       22,168



                                                                         SEPTEMBER 30, 1995
                                                                       ----------------------
                                                                                        AS
                                                                       ACTUAL         ADJUSTED(3)
                                                                       -------        -------
BALANCE SHEET DATA:
Working capital.....................................................   $60,821        $93,503
Total assets........................................................    88,273        120,955
Long-term obligations...............................................     1,977          1,977
Total stockholders' equity..........................................    70,005        102,687


------------------------------


(1) Net income for the quarters ended September 30, 1994 and December 31, 1994 included credits of $372,000 and $1.1 million, respectively, associated with the completion of and recoveries from fiscal 1993 restructuring activities. There were no recoveries associated with the fiscal 1993 restructuring activities for the quarters ended March 31, 1995, June 30, 1995 or September 30, 1995. Excluding these recoveries, net income would have been approximately $884,000 and $1.3 million and net income per share would have been approximately $0.05 and $0.07 per share for the quarters ended September 30, 1994 and December 31, 1994, respectively.



(2) Net income (loss) for the year ended June 30, 1993 included charges of $23.3 million associated with restructuring the Company's operations. Net income
    (loss) for the years ended June 30, 1994 and 1995 included credits of $372,000 and $1.4 million, respectively, and net income (loss) for the quarter ended September 30, 1994 included a credit of $372,000 all associated with completion of and recoveries from the fiscal 1993 restructuring activities. In addition, net income (loss) for the year ended June 30, 1994 included a $2.2 million income tax benefit reflecting the reversal of previously established reserves as a result of resolving a number of the Company's tax issues. Excluding these charges and credits, net income (loss) and net income (loss) per share would have been approximately $(25.8) million, $142,000 and $8.0 million, and $(1.65), $0.01 and $0.39 per share for each of the years ended June 30, 1993, 1994 and 1995, respectively, and $884,000 and $4.4 million and $0.05 and $0.20 per share for the quarters ended September 30, 1994 and 1995, respectively.



(3) Gives effect to the receipt of the estimated net proceeds of this offering, based on an assumed public offering price of $11.625 per share. See "Use of Proceeds" and "Capitalization."


                         ------------------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS


     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.



     Fluctuations in Operating Results; History of Losses. The Company's quarterly and annual operating results have been and will continue to be affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level of orders that are received and can be shipped in a quarter, the rescheduling or cancellation of orders by its customers, gain or loss of any strategic relationships or customers, availability and cost of foundry capacity and raw materials, the Company's ability to predict product demand and manage its inventory levels, fluctuations in manufacturing yields, the timing of qualification of new foundries or foundry production lines, new product introductions by the Company's competitors, the Company's ability and timing in introducing new products and technologies, market acceptance of products of both the Company and its customers, supply constraints and price or other fluctuations for other components incorporated into its customers' products, such as portable display screens and memory devices, competitive pressures on selling prices, changes in product or customer mix, and the level of expenditures for research and development and for selling, general and administrative functions. In addition, the Company's operating results are subject to fluctuations in the markets for its customers' products, which have been extremely volatile in the past. A significant portion of the Company's expenses is relatively fixed, and the timing of increases in expenses is based in large part on the Company's forecast of future revenues. As a result, if revenues do not meet the Company's expectations, it may be unable to reduce expenses quickly, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has experienced losses and the need for significant business restructurings in the past and there can be no assurance that the Company will not experience losses in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Dependence on Third Party Wafer Suppliers and Subcontractors. The Company does not own or operate a wafer fabrication facility, and all of its semiconductor device requirements are supplied by outside foundries. Currently, substantially all of the Company's semiconductor products are manufactured by two outside foundries, Taiwan Semiconductor Manufacturing Company ("TSMC") and Samsung Semiconductor, Inc. ("Samsung"). In addition, all of the Company's semiconductor products are assembled and tested by third party vendors, primarily in Asia. The Company's reliance on subcontractors to manufacture, assemble and test its products involves significant risks, including reduced control over delivery schedules, quality assurance, manufacturing yields and cost and potential misappropriation of the Company's intellectual property. Delays in delivery of the Company's products, problems with quality or yields, cost increases and other factors beyond the Company's control could result in the loss of customers, limitations or reductions in the Company's revenues or other material adverse effects on the Company's business, financial condition and results of operations.



     The Company's foundry suppliers also fabricate products for other companies and may produce products of their own design. The Company does not presently have long-term agreements with any of its foundry suppliers and purchases wafers pursuant to purchase orders; however, two long-term foundry supply agreements are currently under negotiation by the Company and other possible arrangements are under consideration. In the absence of such agreements, the foundries generally are not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. The foundries may allocate their available manufacturing capacity to other customers or to their own products as they determine to be in their best interests. Accordingly, the foundries may give preference to their own products, to larger customers, or to customers that have made equity or other investments in, or otherwise formed strategic relationships with, such foundries. While the Company has not experienced any material disruptions in supply to date, there can be no assurance that manufacturing problems will not occur in the future or that capacity will be available to meet the Company's requirements. Any material disruption in supply or failure to secure an adequate supply of wafers could have a material adverse effect on the Company's business, financial condition and results of operations.

     In the event that any of the Company's foundry suppliers are unable or unwilling to continue to manufacture the Company's products in required volumes or at prices acceptable to the Company, the Company will have to identify and qualify acceptable additional or alternative foundries. No assurance can be given that any alternative foundry would become available to the Company or that any alternative foundry would be in a position to satisfy the Company's production requirements on a timely basis, if at all. In connection with the manufacture of its newer products, the Company also needs to obtain access to and qualify new foundries or new production lines at established foundries that employ advanced manufacturing and process technologies, which are currently available from a limited number of foundries. The majority of the Company's current products are implemented in 0.8 micron semiconductor process fabrication technology; however, the Company expects that in the near future the majority of its products will utilize 0.6 and 0.5 micron geometries in order to achieve high performance and lower production costs. The Company is currently qualifying a new foundry supplier and is in the process of qualifying certain of its products at additional foundry suppliers and on new semiconductor process technology. The qualification process can take six months or longer. The Company has in the past experienced increased costs and delays in connection with the qualification of new foundries or new production lines or processes at established foundries. Failure to qualify and obtain adequate access to advanced process technologies to supply products on a timely basis would delay product introduction and delivery to the Company's customers. Delays, as well as cost increases or quality problems resulting from the qualification of new foundries or new production lines or processes at established foundries, could have a material adverse effect on the Company's business, financial condition and results of operations.



     Potential Capacity Constraints; Capital Commitments to Obtain Capacity. The semiconductor industry is experiencing worldwide capacity limitations on the production of advanced semiconductor devices similar to those of the Company, and access to wafer fabrication capacity is becoming increasingly difficult to secure. The Company believes that available foundry manufacturing capacity is in particularly short supply for advanced process geometries of 0.6 and 0.5 micron. As a result of this capacity shortage, manufacturers may be able to raise prices and to impose burdensome terms and conditions on their customers in exchange for assurances of supply allocation. The Company is aware that many of its competitors are engaging in long-term relationships with wafer foundries to ensure the availability of sufficient manufacturing capacity, which may provide them with a competitive advantage in the event of increasing demand on foundry capacity. While the Company is not currently a party to any such arrangements, the Company is currently negotiating agreements with two foundries to secure additional foundry capacity and expects that such agreements, if concluded, will require the Company to make advances, deposits or loans in an aggregate amount of approximately $63 million, including up to $40 million during the next twelve months. The Company expects to use substantially all of the proceeds of this offering in making those advances, deposits or loans. See "Use of Proceeds." These arrangements generally require the Company to make long-term purchase commitments which would require the Company to pay the foundry for minimum amounts of products, whether or not purchased. The Company may also be required to enter into additional arrangements in the future. There can be no assurance that the Company will consummate any such transactions, or if it does, that the Company will be able to obtain production capacity to meet its demands. Any such arrangements could require the Company to commit substantial capital and grant licenses to its technology. The need to commit substantial capital may require the Company to obtain additional debt or equity financing, which could result in dilution to the Company's stockholders. There can be no assurance that such additional financing, if required, will be available when needed or, if available, will be obtained on terms acceptable to the Company. To the extent the Company makes substantial commitments of capital to its foundry suppliers, the Company incurs the cost of such capital and those financial resources become unavailable to the Company for its working capital or other needs. In addition, the Company faces additional financial risks in the event the Company does not ultimately need or obtain the promised production capacity, whether because a foundry supplier becomes insolvent or otherwise fails to perform, because of a shortfall in demand for the Company's products relative to the committed production capacity, or otherwise. Moreover, if added capacity or changing market conditions end the current foundry capacity constraint, semiconductor suppliers with relatively lower capital or other long-term commitments to foundry suppliers may have a competitive advantage over the Company with respect to the price and other terms on which they can obtain products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     Dependence on New Product Development; Rapid Technological Change. The personal computer component industry is subject to extreme price competition, rapid technological change and evolving standards, resulting in short product life cycles and continuous erosion of average selling prices. The Company's success and operating results depend to a significant extent on its ability to continue to successfully introduce new products on a timely basis at competitive price and performance levels and to reduce costs of existing products. Because of the complexity of its products, the Company has experienced delays from time to time in completing development and introduction of new products. There can be no assurance that products will be successfully developed, will achieve market acceptance or that delays will not be encountered in the development and introduction of future products, including the Company's Unified ArchitectureTM products under development and other products currently expected to be announced over the next year. See "Business -- Strategy." The failure of any products, including the Company's products currently under development, to be successfully introduced and achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. The success of new product introductions is dependent on several factors, including proper new product definition, product cost, timely completion and introduction of new product designs, securing sufficient manufacturing capacity and achieving acceptable yields, quality of new products, differentiation of new products from those of the Company's competitors and market acceptance of the Company's and its customers' products. In order to succeed in having the Company's products incorporated into new products being designed by desktop and portable computer manufacturers, the Company must anticipate market trends and performance and functionality requirements of such manufacturers and must successfully develop and manufacture products that meet these requirements. In addition, the Company must meet the timing and price requirements of such manufacturers and must make such products available in sufficient quantities. Accordingly, in selling to such manufacturers, the Company can often incur significant expenditures prior to volume sales of new products, if any. The Company expects significant expenditures for research and development to be required in the future. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive, or that the Company's products will be selected for design into the products of its targeted customers. The failure of any of the Company's new product development efforts could have a material adverse effect on the Company's business, financial condition and results of operations.



     The Company's products under development are complex semiconductor devices that require extensive design and testing before prototypes can be manufactured. The integration of a number of functions in a single chip or in a chipset requires the use of advanced semiconductor manufacturing techniques. This can result in chip redesigns if the initial design does not permit acceptable manufacturing yields. The Company's portable graphics accelerator products are designed for customers who in many instances have not yet fully defined their computer systems products. Design delays or redesigns by these customers could in turn delay completion or require redesign of the semiconductor devices needed for the final hardware product. Redesigns or design delays often are required for both the portable computer manufacturer's products and the Company's semiconductor products as design specifications are determined. Any resulting delay in the production of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.



     Dependence on Single Product Line. In fiscal 1994 and 1995, revenues from sales of the Company's family of portable graphics products represented 47% and 65%, respectively, of the Company's revenues. In the fiscal quarter ended September 30, 1995, sales of portable graphics accelerator products increased to represent approximately 80% of the Company's net sales. The Company expects that revenues from these products as a percentage of net sales may increase and will continue to account for a significant majority of the Company's revenues for the foreseeable future. Declines in the demand for the Company's portable graphics accelerators, whether because of a reduction in demand for portable computers in general, increased competition, or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations.



     Concentration of Customers; Factors Within Customers' Control. A limited number of customers account for a substantial portion of the Company's net sales. In fiscal 1995, Apple Computer, Inc. ("Apple") accounted for approximately 13% of net sales. Gain Tune/World Peace, one of the Company's distributors accounted for 10% of net sales and Inno Micro/Itochu ("Inno"), also one of the Company's distributors, accounted for approximately 23% of net sales, including 13% accounted for by Toshiba which purchases through Inno. In addition, the Company's top ten customers, including five distributors, accounted for approximately 73% of net sales. In the first quarter of fiscal 1996, Apple accounted for 26% of net sales, Inno accounted for 25% of net sales, including 14% of net sales accounted for by Toshiba, and the Company's top ten customers, including four distributors, accounted for 81% of net sales. The Company expects that sales to a limited number of customers will continue to account for a substantial portion of its net sales for the foreseeable future. The Company relies on obtaining and maintaining design wins for its products with leading personal computer manufacturers. Many factors affect and could adversely impact design wins, including internal scheduling delays, choices of features, aggressive competition and intangible factors affecting customer relationships. To the extent that the Company is unable to retain existing design wins or to acquire new design wins and the associated revenues generated from them for the Company's existing and future products, there could be a material adverse effect on the Company's business, financial condition and results of operations.



     Customer demand for the Company's products fluctuates, sometimes dramatically, based on customers' buildup of internal inventory and product transitions, among other things. While the Company makes an effort to be informed of customers' expected demand for its products, customers from time to time make unexpected changes in product purchasing forecasts and in existing orders. The Company does not have long-term sale agreements with any of its customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of such major customers could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will not be canceled or will continue at the levels of previous periods or that the Company will be able to obtain orders from new customers. The Company currently places noncancelable orders to purchase its products from independent foundries on an approximately three month rolling basis, while its customers generally place purchase orders with the Company fewer than four weeks prior to delivery which may be canceled without significant penalty. Consequently, if anticipated sales and shipments in any quarter are canceled or do not occur as quickly as expected, expense and inventory levels could be disproportionately high and the Company's business, financial condition and results of operations could be materially adversely affected.



     Competition. The markets in which the Company competes are intensely competitive and are characterized by rapid technological change and price erosion. Many of the Company's competitors have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. In the portable graphics accelerator market, the Company's principal competitors are Cirrus Logic, Inc. and Western Digital Corporation. In the core logic products market, principal competitors are Intel Corporation, Opti and VLSI. The Company may in the future also face increased competition from new entrants into its markets. In particular, as the markets for the Company's products develop, competition from large semiconductor manufacturing companies and from other fabless semiconductor companies may increase significantly. The Company believes that its ability to compete successfully in the rapidly evolving markets for graphics accelerators depends on factors both within and outside of its control, including, among others, the price, quality and performance of the Company's and its competitors' products, the timing and success of new product introductions by the Company, its customers and its competitors, the emergence of new standards, the development of new technology, the ability to obtain adequate foundry capacity and sources of raw materials, the efficiency of production, the number and nature of the Company's competitors in a given market and the assertion of intellectual property rights. There is no assurance that the Company will be able to compete successfully in the future. In addition, in recent periods there has been a favorable pricing environment for PC components, including the Company's graphics products; however, the PC semiconductor market is characterized by price erosion and there can be no assurance that the Company will not experience increased price competition, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's competitors may aggressively price alternative solutions to attempt to gain or maintain market position. To the extent that the Company must reduce prices to meet competition, maintain market share or meet customer requirements, gross margin percentages achieved in recent periods may not be sustainable.



     Dependence on Portable Computer Industry. Most of the Company's products are sold for incorporation into portable and desktop computers. Therefore, the Company is heavily dependent on the continued growth of the market for PCs. While the market for PCs in general and portable computers in particular has recently experienced substantial growth, the overall industry has historically been cyclical and seasonal, and there can be no assurance that growth will continue in future periods. A decline in demand for personal computers, particularly portable computers, would result in a corresponding decline in demand for the Company's products or acceleration of erosion of average selling prices, which would have a material adverse effect on the Company's business, financial condition and results of operations.



     Future Capital Needs. The Company may have substantial ongoing capital requirements to obtain wafer manufacturing capacity. See "Potential Capacity Constraints; Capital Commitments to Obtain Capacity." In addition, in order to remain competitive, the Company must continue to make significant investments in research and development. The Company anticipates that its existing capital resources, including bank borrowings, cash flow from operations and the net proceeds of this offering, will be adequate to satisfy the Company's capital and operating requirements for at least the next twelve months. The Company's future capital requirements will depend on many factors, including, among others, the extent to which the Company pursues additional wafer fabrication capacity from existing or new foundry suppliers, product development, expansion of facilities and acquisitions of complementary businesses, products or technologies. To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund the Company's activities, the Company may need to raise additional funds through public or private debt or equity financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of current stockholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The failure to obtain financing would also hinder the Company's ability to make continued investments in capital equipment and gain access to wafer fabrication capacity, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


     Manufacturing Yield Risks. The manufacture of semiconductors is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. The Company's products are particularly complex and difficult to manufacture. There can be no assurance that the Company's foundry suppliers will not experience irregularities or adverse yield fluctuations in their manufacturing processes. Any yield or other production problems or shortages of supply experienced by the Company or its foundry suppliers could have a material adverse effect on the Company's business, financial condition and results of operations.

     Intellectual Property Protection and Disputes. The Company attempts to protect its technology through a combination of patents, copyright and trade secret laws, confidentiality procedures and licensing arrangements. To that end, the Company has obtained certain patents and intends to continue to seek patents on its technology when appropriate. There can be no assurance that patents will issue from any of the Company's pending or future applications, or that any claims allowed from existing, pending or future patents will be sufficiently broad or strong to protect the Company's technology. While the Company intends to protect its intellectual property rights vigorously, there can be no assurance that any patents held by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. In addition, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. There can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.



     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in significant and often protracted and expensive litigation. There is no pending intellectual property litigation against the Company. However, the Company and its customers have from time to time received notice of claims that the Company or its customers have allegedly infringed patents or other intellectual property rights owned by others. The Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and suspend the manufacture of products or could cause the Company's customers to change suppliers. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of any adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that any third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition and results of operations could be materially adversely affected.



     International Operations. During fiscal 1993, 1994 and 1995 and the first quarter of fiscal 1996, export sales, primarily to customers in Asia and Europe, accounted for approximately 48%, 56%, 47% and 44% of the Company's net sales, respectively. The export sale percentage would be higher in recent periods if sales to customers in the United States who act as purchasing agents for Asian manufacturers are included. The Company anticipates that sales to international customers will continue to account for a substantial percentage of sales. In addition, the foundries and third party vendors that manufacture, assemble and test the Company's products are primarily located in Asia. Due to this concentration of international sales and manufacturing capacity in Asia, the Company is subject to the risks of conducting business internationally, including unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes, the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company is also subject to general geopolitical risks in connection with its international trade relationships. Although the Company has not to date experienced any material adverse effect on its business, financial condition or results of operations as a result of such regulatory, geopolitical and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations in the future or require the Company to modify its current business practices. Currently, substantially all of the Company's product sales and all of its arrangements with foundries and assembly and test vendors provide for pricing and payment in U.S. dollars. Although currency fluctuations have been insignificant to date, there can be no assurance that fluctuations in currency exchange rates will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to date the Company has not engaged in any currency hedging activities, although the Company may do so in the future. Further, there can be no assurance that one or more of the foregoing factors will not have a material adverse effect on the Company's business, financial condition and results of operations or require the Company to modify its current business practices.


     Semiconductor Industry. The semiconductor industry has historically been characterized by rapid technological change, cyclical and seasonal market patterns, significant price erosion, periods of over-capacity and production shortages, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of product prices. Although the semiconductor industry in recent periods has experienced increased demand, it is uncertain how long these conditions will continue. The Company may experience substantial period-to-period fluctuations in operating results due to general semiconductor industry conditions.


     Possible Volatility of Stock Price. Future announcements concerning the Company, its competitors or principal customers, including quarterly operating results, changes in earnings estimates by analysts, announcements of technological innovations or new industry standards, the introduction of new products or changes in product pricing policies by the Company, its competitors or customers, governmental regulations, or proprietary rights or other product-related litigation could cause the market price of the Company's Common Stock to fluctuate substantially. Further, in recent years the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic, political and market conditions, may materially and adversely affect the market price of the Common Stock.



     NexGen Stock Holdings. At September 30, 1995, the Company had short-term investments valued at $26.5 million, of which $13.0 million is attributable to NexGen, Inc. common stock (see the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Note 1 -- Cash Equivalents and Short-term Investments). The market price of such stock is subject to fluctuation, and the Company is subject to a lockup agreement restricting the sale of the stock prior to November 22, 1995. As a result, there can be no assurance that the Company will be able to sell such stock at the value presently reflected in the financial statements.



     Dependence on Key Personnel. The Company's future success depends in part on the continued service of its key engineering, sales, marketing and executive personnel, many of whom would be difficult to replace, and on its ability to identify and hire additional personnel. Competition for such personnel is intense and there can be no assurance that the Company can retain existing personnel or identify or hire additional personnel. See "Management."



     Effect of Certain Charter, Bylaw and Other Provisions. Certain provisions of the Company's Certificate of Incorporation and Bylaws and certain other contractual provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, provide for a classified board of directors, eliminate the right of stockholders to act by written consent and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. In addition, the Company has adopted a common stock rights plan. The application of Section 203 and the provisions of this plan could also have the effect of delaying or preventing a change in control of the Company.

                                  THE COMPANY


     Chips and Technologies, Inc. was incorporated as a California corporation in December 1984. The Company was subsequently reincorporated as a Delaware corporation in September 1986. The Company's initial public offering occurred in October 1986. The Company's principal executive offices are located at 2950 Zanker Road, San Jose, California 95134 and its telephone number is (408) 434-0600. As used in this Prospectus, the "Company" and "Chips and Technologies" refer to Chips and Technologies, Inc., a Delaware corporation.


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $32.7 million ($38.2 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $11.625 per share.



     The Company is currently negotiating agreements with two foundries to secure additional wafer fabrication capacity and expects that such agreements, if concluded, will require the Company to make advances, deposits or loans in an aggregate amount of approximately $63 million, including up to $40 million during the next twelve months. The Company expects to use substantially all of the proceeds of this offering in making those advances, deposits or loans. The Company is also considering transactions with other semiconductor manufacturers. Such transactions may include equity investments, advances, deposits, loans and participations in joint ventures by the Company, any of which could require additional capital commitments. There can be no assurance that the Company will consummate any such transactions currently being negotiated or under consideration or, if it does, that the Company will be able to obtain production capacity to meet its demands. The Company intends to use any remaining net proceeds for working capital and general corporate purposes. Pending such uses, the Company intends to invest the net proceeds in short-term investment-grade, interest-bearing securities. The Company believes that the net proceeds from the offering, existing cash balances, its bank lines of credit and funds generated from operations will be sufficient to meet the Company's capital and operating requirements for at least the next twelve months. See "Risk
Factors -- Dependence on Third Party Wafer Suppliers and Subcontractors" and
" -- Potential Capacity Constraints; Capital Commitments to Obtain Capacity," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol CHPS. The following table sets forth high and low closing sale prices for the Common Stock as reported by National Quotation Bureau, Inc.


                                                                       COMMON STOCK
                                                                           PRICE
                                                                     -----------------
                               FISCAL YEAR                            HIGH       LOW
        ----------------------------------------------------------   ------     ------
        1994
          1st Quarter.............................................   $ 6.00     $ 3.75
          2nd Quarter.............................................     6.95       4.88
          3rd Quarter.............................................     7.38       5.00
          4th Quarter.............................................     5.75       3.75
        1995
          1st Quarter.............................................     5.38       3.63
          2nd Quarter.............................................     7.50       4.95
          3rd Quarter.............................................     8.63       6.25
          4th Quarter.............................................    14.00       7.50
        1996
          1st Quarter.............................................    15.63      12.56
          2nd Quarter (through October 11, 1995)..................    13.50      11.50



     On October 11, 1995, the last reported sale price for the Company's Common Stock was $11.625 per share. At September 30, 1995 there were 20,279,928 shares of Common Stock outstanding, held by approximately 1,000 stockholders of record. See "Risk Factors -- Possible Volatility of Stock Price."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's bank lines of credit prohibit dividend payments without the banks' consents.

                                 CAPITALIZATION


     The following table sets forth the Company's actual unaudited capitalization as of September 30, 1995 and its as adjusted unaudited capitalization to give effect to the application of the estimated net proceeds from the sale by the Company of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.625 per share.



                                                                          SEPTEMBER 30, 1995
                                                                        ----------------------
                                                                         ACTUAL       AS ADJUSTED
                                                                        --------      --------
                                                                            (IN THOUSANDS)
Long-term capital lease obligations, less current portion............   $  1,121      $  1,121
Notes payable........................................................        856           856
                                                                        --------      --------
Total long-term obligations..........................................      1,977         1,977
Stockholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares authorized and no
     shares outstanding..............................................         --            --
  Common Stock; $.01 par value; 100,000,000 shares authorized,
     20,279,928 shares outstanding, actual and 23,279,928 shares outstanding, as
     adjusted (1)....................................................        203           233
Capital in excess of par value.......................................     76,141       108,793
Note receivable from officer.........................................       (108)         (108)
Unrealized gain on investments.......................................     13,018        13,018
Retained deficit.....................................................    (19,249)      (19,249)
                                                                        --------      --------
Total stockholders' equity...........................................     70,005       102,687
                                                                        --------      --------
Total capitalization.................................................   $ 71,982      $104,664
                                                                        ========      ========


---------------


(1) Excludes an aggregate of 4,062,963 shares of Common Stock issuable upon exercise of options and warrants outstanding as of September 30, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, notes thereto and other financial information included in the documents incorporated by reference herein. The selected consolidated financial data with respect to the Company's consolidated statements of operations for each of the three years in the period ended June 30, 1995 and with respect to the Company's consolidated balance sheets at June 30, 1994 and 1995 are derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, which financial statements are incorporated herein by reference. The selected consolidated balance sheet data as of June 30, 1993 have been derived from audited consolidated financial statements of the Company which are not incorporated by reference herein. The data presented as of September 30, 1995 and for the quarters ended September 30, 1994 and 1995 are derived from unaudited financial statements of the Company which are also incorporated by reference herein and include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the data for such date and periods. See "Incorporation of Certain Documents by Reference." The results for the three-month period ended September 30, 1995 are not necessarily indicative of the results to be expected for the full fiscal year. See "Risk Factors -- Potential Fluctuations in Operating Results; History of Losses."



                                                                                              QUARTER ENDED
                                                             YEAR ENDED JUNE 30,              SEPTEMBER 30,
                                                      ---------------------------------    --------------------
                                                        1993        1994        1995         1994        1995
                                                      --------    --------    ---------    --------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales........................................   $ 97,874    $ 73,444    $ 104,731    $ 20,373    $ 37,219
  Cost of sales....................................     73,149      46,964       64,875      12,735      22,858
                                                       -------     -------     --------     -------     -------
  Gross margin.....................................     24,725      26,480       39,856       7,638      14,361
                                                       -------     -------     --------     -------     -------
  Operating expenses:
     Research and development......................     22,633      11,793       13,344       3,008       4,905
     Selling, general and administrative...........     31,475      16,136       18,193       3,802       4,904
     Restructuring costs (recovery)................     23,271        (372)      (1,429)       (372)         --
                                                       -------     -------     --------     -------     -------
  Total operating expenses.........................     77,379      27,557       30,108       6,438       9,809
                                                       -------     -------     --------     -------     -------
  Income (loss) from operations....................    (52,654)     (1,077)       9,748       1,200       4,552
  Interest income and other, net...................      3,599       1,735          597         110         368
                                                       -------     -------     --------     -------     -------
  Income (loss) before taxes.......................    (49,055)        658       10,345       1,310       4,920
  Benefit (provision) for income taxes.............         --       2,056         (957)        (54)       (492)
                                                       -------     -------     --------     -------     -------
  Net income (loss)(1).............................   $(49,055)   $  2,714    $   9,388    $  1,256    $  4,428
                                                       =======     =======     ========     =======     =======
  Net income (loss) per share(1)...................   $  (3.13)   $   0.16    $    0.47    $   0.07    $   0.20
                                                       =======     =======     ========     =======     =======
  Shares used in per share calculation.............     15,650      16,623       20,182      17,020      22,168



                                                                  JUNE 30,
                                                      ---------------------------------       SEPTEMBER 30,
                                                        1993        1994        1995               1995
                                                      --------    --------    ---------    --------------------
                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents........................   $ 20,742    $ 17,372    $  22,385                $ 27,789
  Short-term investments...........................      8,436       5,171       23,644                  26,483
  Working capital..................................     13,900      23,881       56,595                  60,821
  Total assets.....................................     64,806      51,300       85,767                  88,273
  Current liabilities..............................     36,210      16,044       18,346                  16,291
  Convertible debentures...........................      7,910       7,910           --                      --
  Total stockholders' equity.......................     19,677      26,327       65,696                  70,005


---------------


(1) Net income (loss) for the year ended June 30, 1993 included charges of $23.3 million associated with restructuring the Company's operations. Net income
    (loss) for the years ended June 30, 1994 and 1995 included credits of $372,000 and $1.4 million, respectively, and net income (loss) for the quarter ended September 30, 1994 included a credit of $372,000 all associated with completion of and recoveries from the fiscal 1993 restructuring activities. In addition, net income (loss) for the year ended June 30, 1994 included a $2.2 million income tax benefit reflecting the reversal of previously established reserves as a result of resolving a number of the Company's tax issues. Excluding these charges and credits, net income (loss) and net income (loss) per share would have been approximately $(25.8) million, $142,000 and $8.0 million, and $(1.65), $0.01 and $0.39 per share for each of the years ended June 30, 1993, 1994 and 1995, respectively, and $884,000 and $4.4 million and $0.05 and $0.20 per share for the quarters ended September 30, 1994 and 1995, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Chips and Technologies was founded in 1984 to design, develop and market integrated circuits used to increase the performance and reduce the cost of personal computers. The Company began volume shipment of its first system logic chip sets in November 1985 and since that time has continued to develop and market semiconductor and related software solutions for the personal computer industry.



     In fiscal 1993, the Company restructured its operations to focus on the development and marketing of graphics accelerator products for portable computers and, to a lesser extent, graphics accelerator products and core logic products for desktop computers. Beginning in fiscal 1995, portable computer graphics accelerators represented a majority of the Company's net sales, and sales of those products have increased in recent quarters to represent approximately 80% of the Company's net sales in the quarter ended September 30, 1995. See "Risk Factors -- Dependence on Single Product Line" and "-- Dependence on Portable Computer Industry."



     During the quarter ended June 30, 1995, all $7.9 million of the Company's outstanding convertible debentures were converted into 1,387,712 shares of the Company's Common Stock.


RESULTS OF OPERATIONS

     Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K incorporated herein by reference for a comparative discussion of the Company's results of operations for fiscal 1993, 1994 and 1995. Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's quarterly Report on Form 10-Q for the quarter ended September 30, 1995 incorporated herein by reference for a comparative discussion of the Company's results of operations for the quarters ended September 30, 1994 and September 30, 1995. See "Incorporation of Certain Documents by Reference."


     The Company's quarterly and annual operating results have been and will continue to be affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level of orders that are received and can be shipped in a quarter, the rescheduling or cancellation of orders by its customers, gain or loss of any strategic relationships or customers, availability and cost of foundry capacity and raw materials, the Company's ability to predict product demand and manage its inventory levels, fluctuations in manufacturing yields, the timing of qualification of new foundries or foundry production lines, new product introductions by the Company's competitors, the Company's ability and timing in introducing new products and technologies, market acceptance of products of both the Company and its customers, supply constraints and price or other fluctuations for other components incorporated into its customers' products, such as portable display screens and memory devices, competitive pressures on selling prices, changes in product or customer mix, and the level of expenditures for research and development and for selling, general and administrative functions. In addition, the Company's operating results are subject to fluctuations in the markets for its customers' products, which have been extremely volatile in the past. A significant portion of the Company's expenses is relatively fixed, and the timing of increases in expenses is based in large part on the Company's forecast of future revenues. As a result, if revenues do not meet the Company's expectations, it may be unable to reduce expenses quickly, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has experienced losses and the need for significant business restructurings in the past and there can be no assurance that the Company will not experience losses in the future.


QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly statement of operations data for fiscal 1995 and the first quarter of fiscal 1996. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited financial statements incorporated herein by reference and includes all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results that may be expected for any future period.



                                                                        QUARTER ENDED
                                                   -------------------------------------------------------
                                                   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                                     1994        1994       1995        1995       1995
                                                   ---------   --------   ---------   --------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................................   $ 20,373   $ 23,277    $27,231    $ 33,850    $ 37,219
Cost of sales....................................     12,735     14,418     16,866      20,856      22,858
                                                     -------    -------    -------     -------     -------
Gross margin.....................................      7,638      8,859     10,365      12,994      14,361
                                                     -------    -------    -------     -------     -------
Operating expenses:
  Research and development.......................      3,008      3,286      3,216       3,834       4,905
  Selling, general and administrative............      3,802      4,130      4,866       5,395       4,904
  Restructuring costs (recovery).................       (372)    (1,057)        --          --          --
                                                     -------    -------    -------     -------     -------
Total operating expenses.........................      6,438      6,359      8,082       9,229       9,809
                                                     -------    -------    -------     -------     -------
Income from operations...........................      1,200      2,500      2,283       3,765       4,552
Interest income and other, net...................        110        134         60         293         368
                                                     -------    -------    -------     -------     -------
Income before taxes..............................      1,310      2,634      2,343       4,058       4,920
Provision for income taxes.......................        (54)      (263)      (234)       (406)       (492)
                                                     -------    -------    -------     -------     -------
Net income.......................................   $  1,256   $  2,371    $ 2,109    $  3,652    $  4,428
                                                     =======    =======    =======     =======     =======
Net income per share.............................   $   0.07   $   0.13    $  0.11    $   0.18    $   0.20
                                                     =======    =======    =======     =======     =======
Shares used in per share calculation.............     17,020     19,967     20,290      20,614      22,168



                                                             AS A PERCENTAGE OF NET SALES
                                                   -------------------------------------------------
Net sales........................................  100.0%     100.0%     100.0%     100.0%     100.0%
Cost of Sales....................................   62.5       61.9       61.9       61.6       61.4
                                                   -----      -----      -----      -----      -----
Gross margin.....................................   37.5       38.1       38.1       38.4       38.6
                                                   -----      -----      -----      -----      -----
Operating expenses:
  Research and development.......................   14.8       14.1       11.8       11.4       13.2
  Selling, general and administrative............   18.7       17.7       17.9       15.9       13.2
  Restructuring costs (recovery).................   (1.9)      (4.5)      --         --         --
                                                   -----      -----      -----      -----      -----
Total operating expenses.........................   31.6       27.3       29.7       27.3       26.4
                                                   -----      -----      -----      -----      -----
Income from operations...........................    5.9       10.7        8.4       11.1       12.2
Interest income and other, net...................    0.5        0.6        0.2        0.9        1.0
                                                   -----      -----      -----      -----      -----
Income before taxes..............................    6.4       11.3        8.6       12.0       13.2
Provision for income taxes.......................   (0.2)      (1.1)      (0.9)      (1.2)      (1.3)
                                                   -----      -----      -----      -----      -----
Net income.......................................    6.2%      10.2%       7.7%      10.8%      11.9%
                                                   =====      =====      =====      =====      =====



     Net Sales. Net sales increased each quarter over the past five quarters from $20.4 million in the first quarter of fiscal 1995 to $37.2 million in the first quarter of fiscal 1996. The increase in net sales was mainly due to significant increases in unit shipments of portable computer graphics accelerators which comprised 52% of the Company's net sales in the first quarter of fiscal 1995 and have grown steadily to 80% of net sales in the first quarter of fiscal 1996. While prices in the PC component industry are generally subject to significant erosion, the average selling prices of the Company's products have remained relatively stable over the five quarters ended September 30, 1995, due primarily to changes in product mix and a favorable pricing environment for PC components, including the Company's graphics products.

     Gross Margin. Gross margin percentage has remained relatively constant over the past five quarters, improving slightly from 37.5% to 38.6% due primarily to increased absorption of manufacturing costs from higher unit sales. The PC component market is generally characterized by price erosion, and the Company anticipates that it will need to decrease manufacturing costs, carefully manage product inventories, and introduce new products in a timely manner in order to maintain margins at current levels. See "Risk Factors -- Dependence on New Product Development; Rapid Technological Change" and "-- Competition."



     Research and Development Expenses. Research and development expenses generally increased over the past five quarters from $3.0 million in the first quarter of fiscal 1995 to $4.9 million in the first quarter of fiscal 1996. The increase in research and development expenses through the four quarters of fiscal 1995 was mainly due to increases in hiring and product protyping costs. Research and development expenses as a percentage of net sales declined from 14.8% to 11.3% during fiscal 1995 as sales increased faster than spending. Research and development expenses increased to 13.2% in the first quarter of fiscal 1996 mainly due to increases in hiring, product prototyping and outside service costs. The Company's research and development expenses generally are subject to quarterly fluctuations due to the timing of spending on prototype fabrication. The Company expects future research and development expenses to increase in absolute dollars primarily as a result of the Company's continued investment in engineering headcount and product prototyping costs.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $3.8 million in the first quarter of fiscal 1995 to $4.9 million in the first quarter of fiscal 1996, primarily due to higher commissions paid to sales representatives as a result of higher sales. In addition, during the quarter ended June 30, 1995, selling, general and administrative expenses increased primarily due to the payment of discretionary year-end performance bonuses.



     Restructuring Costs (Recovery). The Company recognized as income $372,000 and $1.1 million in the quarters ended September 30 and December 31, 1994, respectively, recoveries from previously completed restructuring activities due primarily to the collection of a note receivable that had been fully reserved in fiscal 1993.



     Income Taxes. The Company's income tax provision for fiscal 1995 and the first quarter of fiscal 1996 reflects an estimated annual effective tax rate of approximately 10%. This rate is substantially below the statutory rate because the Company utilized net operating loss carryforwards to offset a significant portion of its income taxes. The estimated tax rate reflects alternative minimum taxes and other state tax obligations.



     As of September 30, 1995, the Company had net operating loss carryforwards of approximately $49 million for federal and $39 million for state purposes expiring through fiscal 2010. No benefit for the loss carryforwards has been recognized in the financial statements. Under the Tax Reform Act of 1986, the amount of the benefit from net operating loss carryforwards may be impaired or limited in certain circumstances, including a cumulative stock ownership change greater than 50% over a three-year period. Management does not believe that consummation of this offering will result in such a change.


LIQUIDITY AND CAPITAL RESOURCES


     Cash, cash equivalents and short-term investments were $54.3 million on September 30, 1995, an increase of $8.2 million over June 30, 1995. This increase was primarily atrributable to cash generated from operating activities. Short-term investments as of September 30, 1995 include $13.0 million which is attributable to NexGen common stock (see the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Note 1 -- Cash Equivalents and Short-term Investments). The NexGen stock is valued at fair market value as of September 30, 1995; however, the market price of such stock is subject to fluctuation and the Company is subject to a lockup agreement restricting the sale of the stock prior to November 22, 1995. As a result, there can be no assurance that the Company will be able to sell such stock at the value presently reflected in the financial statements.

     The Company is currently negotiating agreements with two foundries to secure additional wafer fabrication capacity and expects that such agreements, if concluded, will require the Company to make advances, deposits or loans in an aggregate amount of approximately $63 million, including up to $40 million during the next twelve months. The Company is also considering transactions with other semiconductor manufacturers. Such transactions may include equity investments, advances, deposits, loans, and participation in joint ventures by the Company, any of which could require additional capital commitments. See "Risk Factors -- Dependence on Third Party Wafer Suppliers and Subcontractors" and "-- Potential Capacity Constraints; Capital Commitments to Obtain Capacity," and "Use of Proceeds." The Company may consider investments in, or the acquisition of, complementary businesses, products or technologies. Currently, however, the Company has no present understandings, commitments or agreements with respect to any material investment or acquisition.



     The Company's other capital requirements consist primarily of financing working capital items and funding operational activities. The Company has commitments from three banking institutions for a combined total of $21 million in unsecured lines of credit. The lines of credit will expire at various times from August 1996 through August 1997. There was no borrowing against lines of credit as of September 30, 1995. The Company's line of credit commitments contain certain covenants related to financial performance and condition, and the ability to borrow under such lines is subject to compliance with such covenants. The Company believes that the net proceeds from the offering, existing cash balances, its bank lines of credit and funds generated from operations will be sufficient to meet the Company's capital and operating requirements for at least the next twelve months.

                                    BUSINESS


     Chips and Technologies is a fabless supplier of highly integrated semiconductor and software solutions which provide graphics, video and other capabilities to portable and desktop personal computers. The Company has achieved a leadership position in graphics accelerators for portable computers by developing products that allow manufacturers to rapidly design graphics subsystems which combine increased performance and high levels of functionality. The Company provides graphics accelerators to most of the industry's leading manufacturers of portable computers. The Company also provides a family of semiconductor and related software solutions for desktop computers, including core logic, I/O controllers and graphics accelerators. In addition, the Company offers a single chip computer product for embedded and industrial control applications. The Company's customers include Acer, Apple, Fujitsu, Gateway 2000, Hewlett-Packard, IBM, NEC, Siemens and Toshiba.



INDUSTRY BACKGROUND



     Advances in semiconductor technologies have enabled manufacturers both to expand significantly the features and functionality of personal computers ("PCs") and to reduce prices. Operating system software with advanced graphical user interfaces ("GUIs") which take increasing advantage of the power of these advanced computers has become widespread. The availability of interactive entertainment, educational and business software applications that require high quality graphics, video and sound has also increased dramatically. These trends have resulted in the widespread proliferation of desktop computers for business, education and the home. International Data Corporation ("IDC") estimates that sales of desktop computers will grow 20% to 47 million units in 1995. In addition, increased dependence on PCs for everyday business and personal use and the ability to remotely access office networks and on-line services have created a demand for portable computers that can be used when traveling or at home. According to IDC, shipments of portable computers are growing at a faster rate than shipments of desktop computers, and are expected to increase 29% to approximately 10 million units in 1995.



     Increased use of PCs by consumers, who are typically more price sensitive than business users, has driven manufacturers to focus increasingly on reducing PC costs. At the same time, consumers are demanding increased functionality, including multimedia functions such as MPEG playback and 3D graphics acceleration, and support for new operating systems which can require as much as 16 or 32 megabytes of RAM. PC manufacturers seek opportunities to increase functionality and reduce component costs through greater integration of semiconductor components and more efficient use of memory.



     Users of portable computers expect the same performance and features as are available in desktop computers. In particular, it is important that portable computers run the same graphics-intensive operating systems and software applications as desktop computers. While portable computer display technology has traditionally been one of the greatest challenges in providing desktop performance in portables, it has improved significantly in recent years. In contrast to a few years ago, when the majority of portable computers came with monochrome displays, a significant majority of portable computers today have full color displays. Active matrix displays, which offer significant display quality and performance advantages over commonly used passive matrix displays, have undergone significant price reductions and are now featured in many portable computer models. Portable computer displays generally are increasing in size and are currently moving from 640 x 480 resolution to 800 x 600 and higher resolution. In addition, photorealistic graphics and full motion video applications are requiring portable computer displays to move from 8-bit color depth to 16-and 24-bit color depth.



     These trends in portable computer graphics have created new requirements for advanced graphics accelerators, which are the semiconductor devices and related software that perform the central logic functions of a PC's graphics subsystem. Due to the rapid advances in graphics technology, PC manufacturers increasingly rely on independent suppliers to provide graphics accelerators. In addition, portable computer manufacturers must address design challenges not present for desktop computers, including the integration of flat panel displays, the need to reduce form factors and the requirement for power management. Portable computers must be designed to support standard CRT monitors which can be used instead of, or in conjunction with, the built-in display. These design challenges typically lead to longer development and product life cycles for portable computers. As a result, suppliers of portable graphics accelerators are typically faced with more complex design-in processes.


     Due to the complexity of portable computer designs, manufacturers seek families of graphics accelerator products that can be used across different portable computer models. This requires that graphics accelerators support a variety of display types, voltages and bus designs. In addition, graphics accelerators must include device driver software that supports the major operating systems. The quality of the device driver software can have a significant impact on system performance, ease of use and the manufacturer's time to market. Manufacturers require suppliers of portable graphics accelerator products to become actively involved in the design process and to provide complete software and hardware solutions that support a wide range of technologies.


STRATEGY


     Chips and Technologies' objective is to be a leading supplier to the PC industry of innovative, highly integrated semiconductor and software solutions that leverage the Company's technology expertise in graphics, video and logic. Key elements in its strategy to achieve this objective include:


  Maintain and Extend Leadership in Portable Graphics Accelerators


     The Company has achieved a leadership position in portable graphics accelerators by developing highly integrated products that allow manufacturers to rapidly design portable graphics subsystems which combine increased performance and high levels of functionality. The Company provides portable graphics accelerators to, and has established close relationships with, most of the industry's leading suppliers of portable computers including Toshiba, Apple and NEC Technologies. The Company's next family of portable graphics accelerators is being designed to bring desktop levels of graphics performance and video capabilities to portable computers. The new family of products will be introduced in fiscal year 1996, will be based on a 64-bit graphics accelerator engine which provides full-motion video and MPEG playback capabilities.


  Introduce Unified ArchitectureTM Product Family for the Desktop


     The Company has drawn upon its broad range of experience in providing integrated core logic, I/O controller and system level products to develop a proprietary system architecture called Unified Architecture. The Company is developing Unified Architecture products to integrate graphics and video with core logic and I/O functions in a single product while eliminating the need for the separate graphics memory utilized in existing system architectures. The Company believes that these products will provide desired levels of features and functionality while allowing PC manufacturers to significantly reduce systems costs and therefore will be well suited for the high volume desktop computer market. The Company intends to introduce its first Unified Architecture product for the desktop market in calendar 1996. In the longer term, the Company believes the Unified Architecture methodology will have application in the portable computer market.



  Provide Comprehensive Hardware and Software Solutions



     The Company provides complete hardware and software solutions, including BIOS and device driver software. The Company seeks to reduce PC manufacturers' time to market by maintaining software compatibility for each successive generation of its products. The Company's software products enhance hardware performance and support various applications and major operating systems such as Windows 95, Windows 3.1, Windows NT, OS/2, and Mac OS. The Company provides ongoing technical applications support throughout the customer's design and manufacturing process, as well as demonstration and development system boards. The Company believes that its comprehensive hardware and software solutions allow PC manufacturers to protect their investment in software development and achieve faster time to market.


  Leverage TechBlockTM Design Library


     The Company believes that it is able to shorten its product development cycles and offer a broader variety of products through the use of its modular product design methodology. This methodology uses the

Company's TechBlock design library, which captures designs at the functional software level rather than at the hardware circuit level. These design modules enable the Company to rapidly design and introduce new products. The ability to re-use design modules allows the Company to quickly and easily modify products to meet specific customer and market needs.


  Pursue a Fabless Strategy


     The Company relies on third party manufacturers for all of its wafer fabrication needs. This fabless strategy enables the Company to focus on its design strengths, minimize fixed costs and capital expenditures, and access advanced manufacturing facilities without bearing the full cost of factory obsolescence. The Company has built long-term relationships with leading foundry partners such as TSMC and Samsung. The Company works closely with its foundry partners to optimize process technologies.



     The Company is currently negotiating agreements with two foundries to secure additional foundry capacity in the future for advanced process technologies. The agreements, if concluded, will require the Company to make advances, deposits or loans to the foundries. See "Use of Proceeds." The Company is also considering transactions with other semiconductor manufacturers. Such transactions may include equity investments in, advances, deposits or loans to, and participation in joint ventures with, third party wafer foundries or technology partnerships with other semiconductor manufacturers.

PRODUCTS AND CUSTOMERS


     Chips and Technologies develops graphics accelerators and core logic devices for portable and desktop personal computers. The following table provides information regarding the Company's products and applications and representative manufacturers that have designed-in or are selling products that incorporate the Company's products:



----------------------------------------------------------------------------------------------
                        SELECTED PRODUCTS
TARGET MARKET           AND DESCRIPTION                  REPRESENTATIVE MANUFACTURERS
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
  PORTABLE GRAPHICS ACCELERATORS
----------------------------------------------------------------------------------------------
  Portable Graphics     Graphics accelerators for        Acer, Compal, DEC, Fujitsu, Gateway
                          Windows/DOS portable           2000, Hewlett-Packard, IBM, Mitac,
                          computers.                     NEC, Quanta, Siemens, Toshiba, Zenith
                        ----------------------------------------------------------------------
                        Graphics accelerators for the    Apple
                          Apple PowerBook.
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
  DESKTOP PRODUCTS
----------------------------------------------------------------------------------------------
  Desktop Graphics      Graphics accelerators for        Apple, Bull Honeywell
                          Windows/DOS and Apple desktop
                          computers.
----------------------------------------------------------------------------------------------
  Desktop Logic         Core logic chipsets for          Apple, AST Research
                          Windows/DOS desktop computers
                          and add-in cards for Apple
                          desktop computers.
----------------------------------------------------------------------------------------------
  Desktop               I/O controllers for desktop      AT&T, Bull Honeywell, Matsushita
  Communications          communications with serial,
                          parallel, floppy disk and
                          hard disk products.
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
  EMBEDDED CONTROL PRODUCTS
----------------------------------------------------------------------------------------------
  Embedded Control      Core logic and I/O controllers   AT&T, Fujitsu, Hewlett-Packard, IBM
                          for Windows/DOS-based
                          embedded platforms.
----------------------------------------------------------------------------------------------
  Industrial Control    Single chip DOS-compatible       Interro, Siemens, Telxon
                          computer-on-a-chip (PC/Chip)
                          for broad range of industrial
                          control applications.
----------------------------------------------------------------------------------------------


  Portable Graphics Accelerators


     The Company markets a broad family of portable graphics accelerators that meet various performance and feature requirements for both the Microsoft Windows/DOS and Macintosh graphics environments. Designed to be both hardware and software upgradeable, the portable graphics accelerator family provides high levels of performance and integration while achieving low power consumption. For the Windows/DOS environments, the product family integrates a VGA graphics engine with an enhanced acceleration engine that provides bit block transfers ("BITBLT"), line drawing, hardware cursor and other functions used in GUIs such as Microsoft Windows. To achieve high levels of performance and integration, the product integrates a true color random access memory digital-to-analog converter ("RAMDAC"), and dual phase locked loop ("PLL") clock synthesizers, and supports a wide variety of active and passive matrix display panels. The Company's most recent portable product employs the Company's proprietary Video CacheTM technology which increases the display performance and reduces the graphics subsystem power consumption. The Company's portable graphics accelerator product family provides a variety of programmable features which, when coupled with the Company's advanced device driver software technology, deliver high performance and quality display.



     In addition, the Company provides a custom accelerator family for Apple PowerBook computers. This family of products integrates support for the 680X0 and PowerPC family of microprocessors as well as full motion video.


  Desktop Products


     The Company markets a desktop product line which includes various solutions for the major systems of desktop motherboards. Focused on integration and performance, the product line consists of hardware and software solutions for core logic, I/O controllers and graphics accelerators. Designed to be fully Windows/DOS compatible, the core logic product family supports a wide range of Intel compatible microprocessors. The core logic family integrates high performance memory controllers, desktop power management support, DMA controllers, interrupt controllers, timers and a real time clock. To complement the core logic products, the Company provides highly integrated, single chip I/O solutions. The I/O controller products contain functions such as enhanced serial ports, advanced parallel port protocols and the floppy disk and hard disk drive support required in all Windows/DOS-compatible desktop computers. The Company's desktop graphics family of products incorporates the Company's Video Cache technology, which significantly increases graphics performance. These highly integrated desktop graphics accelerators include a fully compatible VGA graphics engine, BITBLT engine, line drawing, hardware cursor, true color RAMDAC and PLL clock synthesizers and support the Plug-and-Play initiative.


  Embedded Control Products


     The Company markets an innovative single chip computer product which accommodates a wide range of embedded and industrial control designs. Based on the Company's 8086 compatible microprocessor core, the product integrates the microprocessor, core logic, graphics accelerator, serial port and the Company's advanced SuperState(R) power management technology into a single chip. The product is designed for low power consumption and is DOS compatible. In addition, the Company markets its standard core logic, I/O controller and graphics accelerator products to the Windows/DOS-based embedded control market segment for applications that include point-of-sale terminals and advanced word processing systems.

                                   MANAGEMENT

     The executive officers and directors of the Company and their ages as of September 30, 1995 are as follows:


    James F. Stafford..............    51   President, Chief Executive Officer and Director
    Keith A. Angelo................    39   Vice President, Marketing
    Lee J. Barker..................    50   Vice President, Operations
    Timothy R. Christoffersen......    53   Vice President, Finance and Chief Financial
                                            Officer
    Richard E. Christopher.........    49   Vice President, Sales
    Morris E. Jones, Jr............    43   Senior Vice President and Chief Technical
                                            Officer
    Lawrence A. Roffelsen..........    50   Vice President, Engineering
    Jeffery Anne Tatum.............    45   Vice President and General Counsel
    Gordon A. Campbell.............    51   Chairman of the Board
    Gene P. Carter.................    61   Director
    Henri A. Jarrat................    57   Director
    Bernard V. Vonderschmitt.......    71   Director



     Mr. Stafford was named President and Chief Executive Officer in July 1993 and was elected a director in August 1993. Mr. Stafford has been employed by the Company since its inception and has served in a variety of positions including Acting Chief Financial Officer from April 1993 until December 31, 1993, Senior Vice President and Chief Operating Officer from January 1992 to July 1993 and Senior Vice President, Product Line Operations from February 1990 to January 1992.



     Mr. Angelo was promoted to Vice President, Marketing in November, 1992. Previously, Mr. Angelo had served as General Manager, Media Group, from April 1992 to November 1992, as Director of Marketing from January 1991 to April 1992, as Marketing Manager from January 1989 to January 1991 and as Product Manager in the Graphics Group from October 1987 to January 1989. Prior to joining the Company, Mr. Angelo spent four years at Intel Corporation in various marketing positions in the Peripheral Component Group.



     Mr. Barker has served as Vice President, Operations since July 1992. Prior to joining the Company, he was self employed for twelve years as a manufacturer of electronic scoreboards and a supplier of raw materials to the sign industry.


     Mr. Christoffersen has served as Chief Financial Officer since January 1994. Prior to joining the Company, Mr. Christoffersen spent two years with Resonex Inc., as Executive Vice President, Director, Chief Financial Officer, and later Chief Operating Officer. Prior to joining Resonex, he spent 9 years with several subsidiaries of Ford Motor Company in various managerial and financial positions.


     Mr. Christopher has served as Vice President, Sales, since July, 1992. Prior to joining the Company, Mr. Christopher spent twelve years at Fujitsu Microelectronics where he became Senior Vice President and General Manager.



     Mr. Jones, Jr. is a founder of the Company and has served as Senior Vice President and Chief Technical Officer since February 1990. Prior to that time, he served in a variety of senior level management positions since the Company's inception.



     Mr. Roffelsen has served as Vice President, Engineering since November 1992. Prior to joining the Company, he spent seven years at Fujitsu Microelectronics, Inc., where he served most recently as Vice President, ASIC Operations.



     Ms. Tatum has served as Vice President and General Counsel since July, 1994. She previously served as General Counsel from August, 1993 to July 1994 and as Assistant General Counsel from February 1992 to

August 1993. Prior to joining the Company, she was a partner of the law firms of Seyfarth, Shaw, Fairweather and Geraldson from 1990 to 1992, and of Adams, Duque and Hazeltine from 1985 to 1989.


     Mr. Campbell is a founder of the Company and has served as a director and Chairman of the Board since December 1984, and as President and Chief Executive Officer from January 1985 through July 1993. He is also a founder and since 1993 has been President and Chairman of the Board of Techfarm, Inc., a company formed to launch technology based start-up companies. Mr. Campbell also serves as a director of 3Com Corporation and Bell Microproducts, Inc. Mr. Campbell is also President, Chief Executive Officer and Chairman of the Board of 3D/fx Interactive, Inc. Mr. Campbell will retire as chairman and director effective at the time of the Company's annual meeting in November 1995.


     Mr. Carter has served as a director of the Company since March 1988. From August 1977 to September 1984, Mr. Carter served as Vice President of Sales for Apple Computer, Inc. He has been self-employed as a private investor since 1984. Mr. Carter also serves as a director on the board of directors of Adobe Systems, Inc.

     Mr. Jarrat was appointed to the Board of Directors in August 1994. He is currently President of Jarrat Global Enterprises, Inc. From 1983 to 1987, he served as President and Chief Operating Officer of VLSI Technology, Inc., and for seven years prior to 1983, he served at Motorola, Inc. as a Corporate Vice President and General Manager.

     Mr. Vonderschmitt has served as a director of the Company since August 1992. He is a co-founder of Xilinx, Inc. and has served as its Chief Executive Officer since February 1984. Prior to founding Xilinx, he spent two and one-half years at Zilog, Inc., then a subsidiary of Exxon, as Vice President and General Manager of the Microprocessor Division. Prior to joining Zilog, he was with RCA for more than twenty years in mostly technical management positions. During his last seven years at RCA, Mr. Vonderschmitt served as Vice President and General Manager of the Solid State Division. Mr. Vonderschmitt also serves as a director on the boards of Xilinx, Inc., IMP, Inc., Sanmina, Inc. and Credence Systems Corporation.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1995, and as adjusted to reflect the sale of the shares offered by the Company and the Selling Stockholder pursuant to this Prospectus, by (i) each of the Company's directors, the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers in fiscal 1995, (ii) all directors and executive officers as a group, (iii) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, and
(iv) the Selling Stockholder (who is also a director of the Company).



                                       SHARES BENEFICIALLY
                                         OWNED PRIOR TO                          SHARES BENEFICIALLY
                                           OFFERING(1)           NUMBER OF      OWNED AFTER OFFERING
                                     -----------------------      SHARES       -----------------------
               NAME                   NUMBER      PERCENTAGE      OFFERED       NUMBER      PERCENTAGE
-----------------------------------  --------     ----------     ---------     --------     ----------
FMR Corporation(2).................  2,222,800       10.96%            --      2,222,800        9.55%
Gordon A. Campbell(3)..............   660,725         3.25        350,000       310,725         1.33
Gene P. Carter(4)..................   115,179        *                 --       115,179        *
Henri A. Jarrat(5).................   155,000        *                 --       155,000        *
James F. Stafford(6)...............   402,077         1.94             --       402,077         1.70
Bernard V. Vonderschmitt(7)........    51,300        *                 --        51,300        *
Keith A. Angelo(8).................   190,503        *                 --       190,503        *
Richard E. Christopher(9)..........   145,000        *                 --       145,000        *
Morris E. Jones, Jr.(10)...........   480,637         2.34             --       480,637         2.04
Lawrence A. Roffelsen(11)..........   180,000        *                 --       180,000        *
All directors and executive
  officers as a group (12
  persons)(12).....................  2,759,020       12.45%       350,000      2,409,020        9.57


---------------

*     Less than 1%.

 (1) Unless otherwise indicated below, the persons and entities named in the above table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


 (2) The address of FMR Corporation is 82 Devonshire Street, Boston, Massachusetts 02109. The information provided is derived from a Schedule 13G filed by FMR Corporation with the Commission in June 1995.



 (3) Includes 55,000 shares subject to immediately exercisable options. Includes 38,231 unvested shares.



 (4) Includes 75,000 shares subject to immediately exercisable options. Includes 30,212 unvested shares.



 (5) All shares are subject to an immediately exercisable option. Includes 96,616 unvested shares.



 (6) Includes 400,000 shares subject to immediately exercisable options. Includes 210,938 unvested shares.



 (7) Includes 50,000 shares subject to immediately exercisable options. Includes 21,462 unvested shares.



 (8) Includes 189,500 shares subject to immediately exercisable options. Includes 79,586 unvested shares.



 (9) All shares are subject to an immediately exercisable option. Includes 63,959 unvested shares.



(10) Includes 260,000 shares subject to immediately exercisable options. Includes 53,543 unvested shares.



(11) All shares are subject to an immediately exercisable option. Includes 72,918 unvested shares.



(12) Includes 1,887,500 shares subject to immediately exercisable options. Includes 911,740 unvested shares.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc, have severally agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common Stock.


                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Hambrecht & Quist LLC.....................................................
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
    Salomon Brothers Inc .....................................................

                                                                                ---------
              Total...........................................................  3,350,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors and the Selling Stockholder. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow and such dealers may reallow a concession
not in excess of $          per share to certain other dealers. After the public
offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for a period of 30 days after the date of this Prospectus, to purchase up to 502,500 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.


     The Company's executive officers and directors, who will own in the aggregate 2,409,020 shares of Common Stock after the offering, including shares of Common Stock issuable upon exercise of outstanding options, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares during the period beginning at the time this Registration Statement is filed with the Commission and ending 90 days following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the period beginning at the time this Registration Statement is filed with the Commission and ending 90 days following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, may grant additional options under its stock option plans, and may issue shares pursuant to the Company's stock purchase plan.



     In general, the rules of the Commission will prohibit the underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Gray Cary Ware & Freidenrich, a Professional Corporation, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Fenwick & West, Palo Alto, California.

                                    EXPERTS


     The consolidated financial statements of Chips and Technologies, Inc. incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

------------------------------------------------------------
                    ------------------------------------------------------------
------------------------------------------------------------
                    ------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR, MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Available Information......................   2
Incorporation of Certain Documents by
  Reference................................   2
Prospectus Summary.........................   3
Risk Factors...............................   5
The Company................................  12
Use of Proceeds............................  12
Price Range of Common Stock................  13
Dividend Policy............................  13
Capitalization.............................  14
Selected Consolidated Financial Data.......  15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................  16
Business...................................  20
Management.................................  25
Principal and Selling Stockholders.........  27
Underwriting...............................  28
Legal Matters..............................  29
Experts....................................  29


                                3,350,000 SHARES

                                      LOGO

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                               HAMBRECHT & QUIST

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              SALOMON BROTHERS INC

                               NOVEMBER   , 1995


------------------------------------------------------------
                    ------------------------------------------------------------
------------------------------------------------------------
                    ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq additional listing fee.


    Securities and Exchange Commission registration fee.......................  $ 15,859
    NASD filing fee...........................................................     5,099
    Nasdaq additional listing fee.............................................    17,500
    Accounting fees and expenses..............................................    45,000
    Printing and engraving expenses...........................................    55,000
    Transfer agent and registrar fees.........................................     5,000
    Blue Sky fees and expenses................................................    10,000
    Legal fees and expenses...................................................   115,000
    Miscellaneous expenses....................................................  $  6,542
                                                                                  ------
              Total...........................................................  $275,000
                                                                                  ======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law ("Delaware Law") permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms. The Registrant has directors' and officers' liability insurance with $5.0 million in coverage per occurrence.


     These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement:


 EXHIBIT
  NUMBER                                     EXHIBIT TITLE
---------- ----------------------------------------------------------------------------------
    1.1    Form of Underwriting Agreement
    5.1    Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional Corporation,
              with respect to the Common Stock being registered.
   23.1    Consent of Independent Accountants (included in Exhibit 23.1).
   23.2    Consent of Gray Cary Ware & Freidenrich, A Professional Corporation (included in
              Exhibit 5.1).
   24.1    Power of Attorney (included on the signature page of this Registration Statement).

ITEM 17. UNDERTAKINGS.


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on October 12, 1995.

                                          CHIPS AND TECHNOLOGIES, INC.

                                          By:  /s/  JAMES F. STAFFORD
                                                    James F. Stafford
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James F. Stafford and Timothy R. Christoffersen, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3 and to perform any acts necessary in order to file such amendments, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 12, 1995 by the following persons in the capacities indicated.

                  SIGNATURE                                         TITLE
---------------------------------------------   ----------------------------------------------
         /s/  GORDON A. CAMPBELL                Chairman of the Board of Directors
              Gordon A. Campbell

         /s/  JAMES F. STAFFORD                 President, Chief Executive Officer, and
              James F. Stafford                 Director
                                                (Principal Executive Officer)

     /s/  TIMOTHY R. CHRISTOFFERSEN             Chief Financial Officer (Principal Accounting
          Timothy R. Christoffersen             and Financial Officer)

           /s/  GENE P. CARTER                  Director
                Gene P. Carter

           /s/  HENRI A. JARRAT                 Director
                Henri A. Jarrat

                                                Director
       ------------------------------
          Bernard V. Vonderschmitt